

January 10, 2024

Ricardo Lewin
Chief Financial Officer
Cosan S.A.
Av. Brigadeiro Faria Lima, 4,100 – 16th floor
São Paulo – SP, 04538-132, Brazil

> **Re: Cosan S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Form 6-K Furnished on August 15, 2023**
> **Response dated December 22, 2023**
> **File No. 1-40155**

Dear Ricardo Lewin:

We have reviewed your December 22, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 4, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Note 18. Net Sales, page F-122

1. We note your response to prior comment 1. Please tell us how your presentation of gross revenue from products and services on page F-125 complies with IFRS 15 and why the indirect taxes and deductions have not been allocated to the individual sources of revenue presented.

Form 6-K Furnished on August 15, 2023, page G-17

2. We note your response to prior comment 6. Reference is made to footnote (a). We note you make these adjustments to calculate Raízen Adjusted EBITDA and Raízen Adjusted Net Income so that investors receive consistent and comparable information from the Company and Raízen. Please tell us the related authoritative literature you are relying on

to present such adjustments to your Raízen non-GAAP financial measures. In addition, please explain why consolidating Raízen and adjustments (2) and (4)(i) in your reconciliation of Raízen Adjusted Net Income and similar adjustments to Raízen Adjusted EBITDA do not result in individually tailored measures. In doing so, please elaborate on the nature and quantify each adjustment to the extent needed to provide a full understanding. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

3. We note your response to prior comment 6. Please explain why adjustment (6) in your reconciliation of Adjusted Net Income related to the accounting impacts generated by the acquisition of an equity stake under the Cosan Oito column does not result in an individually tailored measure. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Please contact Tony Watson at 202-551-3318 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services